EXHIBIT 12

COLUMBUS SOUTHERN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,
	2002	2003	2004	2005	2006
EARNINGS
Income Before Income Taxes	$292,176	$246,809	$207,929	$199,259	$286,422
Fixed Charges (as below)	59,847	58,771	61,742	63,665	74,155
Total Earnings	$352,023	$305,580	$269,671	$262,924	$360,577

FIXED CHARGES
Interest Expense	$53,869	$50,948	$54,246	$59,539	$66,100
Credit for Allowance for Borrowed Funds Used During Construction	2,478	5,123	4,996	1,526	5,955
Estimated Interest Element in Lease Rentals	3,500	2,700	2,500	2,600	2,100
Total Fixed Charges	$59,847	$58,771	$61,742	$63,665	$74,155

Ratio of Earnings to Fixed Charges	5.88	5.19	4.36	4.12	4.86